Exhibit 99.1

Lichen China Limited Launches AI-Powered Software for Financial &Taxation Solutions

Xiamen, China, March 25, 2024 /PRNewswire/ -- Lichen China Limited (the “Company” or “Lichen China”)(NASDAQ: LICN), a dedicated financial and taxation service provider in China, today announced the launch of AI-powered software - Lichen AI Robot, which was developed on GPT-based technology. Lichen AI Robot will serve as the Company’s virtual financial and tax advisor in the future, providing tailored financial and tax solutions for individuals and enterprises.

Built based on national financial and tax regulations, financial journals and papers, institutional documents, and policy interpretations, Lichen AI Robot utilizes GPT’s natural language processing capabilities and leverages Lichen’s deep expertise in the financial field accumulated over the past twenty years and over ten thousand customer service cases. It can understand and answer various financial and tax related questions. Users can interact with the robot through voice, text, and other communication means. The system can provide personalized solutions and recommendations based on user needs and questions, offering one-stop financial and tax services.

Additionally, the Lichen AI Finance and Tax Robot can also be used as a tool for Lichen’s consultants, reducing the cost of serving clients and improving the efficiency for the consultants in providing solutions. It is expected to reduce human costs by more than 15% for the Company.

Lichen AI Robot has the following key features:

1. Efficient and fast: The system can quickly answer various financial and tax questions, improving user productivity.

2. Accurate and reliable: The system, based on GPT technology, can understand and analyze complex financial and tax issues, providing accurate solutions.

3. Personalized service: The system can provide personalized solutions and recommendations based on user needs and questions.

4. Intelligent learning: The system can continuously learn and improve its answers, enhancing service quality.

Mr. Li Ya, Chairman of Lichen China, said, “Currently, most of the AI-powered finance and tax software in China are used intelligently in application areas, such as bookkeeping, data analysis, and tax authority Q&A. There is not yet a truly GPT technology-based AI finance and tax system, which provides a huge market opportunity for the growth of the Company.

The currently launched version of Lichen AI Robot 1.0 is functioned to answer financial and tax questions and provide financial and tax planning solutions. Specifically, it can achieve real-time Q&A with accurate answers. It can automatically generate financial and tax reports for daily finance personnel, such as financial job descriptions, financial department plans and summaries, while also providing solutions based on the inquirer’s questions, such as tax planning schemes, financial management schemes and financial analysis schemes.

Lichen AI Robot is hoping to achieve more functions in the future, including: financial status analysis, data prediction, risk reminders, compliance reminders, management proposal generation and etc. It will realize the connection of various financial data of enterprises, analyze the financial status of the enterprises through historical data and real-time data, predict future data trends, prompt existing risks, provide non-compliance alert, and generate management proposals as needed by the management at any time.

After the launch of the Lichen AI Robot, it will bring about a leap-forward development in the Company’s future business. Management expects that after the Lichen AI Robot is put into market, there will be nearly one million targeted users by the end of 2024. Assuming a conversion rate of 5%, it can bring nearly 50,000 new customers to the Company.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s use of proceeds from the Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Tian Sun

Phone: +86-592-5586999

Email: ir@lichenzx.com